

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2011

Dr. Luc Duchesne
President and Chief Executive Officer
Bio-Carbon Solutions International Inc.
103 Metig Street
Sault Ste Marie, Ontario
Canada P6A 5K9

   Re: Bio-Carbon Solutions International Inc.
     Amended Form 8-K
     Filed May 4, 2011
     File No. 333-148546

Dear Dr. Duchesne:

  We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          /s/ John Harrington for

          Assistant Director
          Larry Spirgel

cc: <u>Via facsimile to (705) 253-9572</u>
   Dr. Luc Duchesne
 President and Chief Executive Officer